

Mail Stop 4720

August 4, 2009

Mr. Robert S. Tissue
Sr. Vice President & Chief Financial Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

> **RE:** **Summit Financial Group, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 000-16587**

Dear Mr. Tissue:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008:

Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 33

1.   We note in several places in your filing that your allowance for loan losses is considered adequate to provide for "losses that can be reasonably anticipated." We also note disclosure in your March 31, 2009 Form 10-Q that refers to your

allowance in terms of providing for "potential future loan losses." These disclosures appear inconsistent with your policy disclosed on page 24 that the allowance represents your best estimate of "probable credit losses inherent in your loan portfolio." Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 24 and referred to above. Please refer to Section II.P.1 of the Division of Corporation Finance's *Current Accounting and Disclosure Issues* (which is available on our web-site) for more information.

2.   Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term.

Note 8 – Allowance for Loan Losses, page 63

3.   We note that you had approximately $34.7 million of impaired loans with a specific allowance of $8.0 million and $19.4 million in impaired loans without specific allowances at December 31, 2008. Your disclosure on page 54 indicates that substantially all of your impaired loans at December 31, 2008 were evaluated based on the fair value of collateral and that those impaired loans not requiring an allowance represent loans for which the collateral exceeded the recorded investment in the loans. We also note that you classified your fair value measurements for all of your impaired loans as Level 3 within the fair value hierarchy. Based on your disclosure on page 54, this classification indicates that either an appraised value was not available for these loans or you determined that the fair value of the collateral was further impaired below the appraised value. Please tell us and revise your future filings to provide the following enhanced disclosures with respect to your valuation of impaired loans:

- How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- Whether you have recorded a specific allowance or charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference; and

- Compare and contrast the circumstances by which you rely on updated appraisals or internally developed estimates. Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal. Describe the considerations you give to each and the factors used to determine which one is more preferable under varying circumstances. Fully explain why you believe using an internally developed estimate is more representative of the current market value.

Item 9A – Controls and Procedures, page 84

4. We note that in your amended 10-K your management has concluded that disclosure controls and procedures ("DC&P") were effective as of the end of the fiscal year. We also note that you amended your 10-K to provide certain disclosures that were previously omitted and to make certain corrections to the auditor's reports contained in your filing. Considering these facts, please explain how you could conclude that your disclosure controls and procedures were effective as of December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009:

Notes to Consolidated Financial Statements

Note 7 – Allowance for Loan Losses, page 17

5. Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience, page 30

6. We note the significant increase in nonperforming loans in your commercial real estate and construction and development loan portfolios during the periods presented. We note your disclosure that the majority of these loans are secured

by real property with values supported by appraisals and that adequate reserves are in place. We also note that you have provided specific disclosures regarding the individual credits that comprise the majority of these nonperforming loan categories. Please tell us and revise your future filings to provide the following additional information with respect to your most significant nonperforming loans:

- When the loan was originated;
- When the loan became non-accrual;
- The underlying collateral supporting the loan;
- The allowance for loan losses associated with the loan, as applicable;
- The method used to measure impairment (e.g., discounted cash flows, collateral value, etc.);
- The last appraisal obtained for the loan, as applicable; and
- Any other pertinent information deemed necessary to understand your review of the loan and related accounting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief